Exhibit 99.2

WaveMarket, Inc.

Consolidated Financial Statements

December 31, 2013 and 2012

Page(s)
Independent Auditor’s Report	1–2

Consolidated Financial Statements

Balance Sheets	3

Statements of Comprehensive Income	4

Statements of Convertible Preferred Stock and Stockholders’ Equity	5

Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7–26

Independent Auditor’s Report

To the Board of Directors and Shareholders of

WaveMarket, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of WaveMarket, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2013 and December 31, 2012, and the related consolidated statements of comprehensive income, of convertible preferred stock and stockholders’ equity, and of cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WaveMarket, Inc. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

San Jose, California

July 18, 2014, except for the effects of the revision related to the classification of certain liabilities as discussed in Note 2 to the consolidated financial statements, as to which the date is August 6, 2015

WaveMarket, Inc.

Consolidated Balance Sheets

(in thousands, except par value and shares)

	December 31,	December 31,
	2013	2012
Assets
Current assets
Cash and cash equivalents	$15,494	$16,471
Accounts receivable	4,976	3,411
Deferred income tax, current	391	519
Prepaid expenses and other current assets	446	226

Total current assets	21,307	20,627
Property, equipment, and software, net	7,738	3,274
Acquired intangible assets, net	283	308
Goodwill	472	472
Deferred income taxes	940	1,632
Other noncurrent assets	253	253

Total assets	$30,993	$26,566

Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities
Accounts payable	$744	$684
Deferred revenue	665	501
Accrued liabilities	1,350	1,608
Notes payable, current portion	2.640	—
Leases payable, current portion	497	127

Total current liabilities	5,896	2,920
Notes payable	7,168	9,702
Preferred stock warrant liability	536	706
Deferred revenue, long-term	378	—
Other long-term liabilities	599	581

Total liabilities	14,577	13,909

Commitments and contingencies (Note 7)
Convertible preferred stock
Convertible preferred stock, Series A, $.0001 par value—authorized, 111,516,762 shares; issued and outstanding, 109,132,450 shares as of both December 31, 2013 and 2012	10,855	10,855
Convertible preferred stock, Series B, $.0001 par value—authorized, 95,318,182 shares; issued and outstanding, 92,960,929 shares as of both December 31, 2013 and 2012	10,157	10,157
Convertible preferred stock, Series B-1, $.0001 par value—authorized, 49,000,000 shares; issued and outstanding, 44,972,293 shares as of both December 31, 2013 and 2012	5,921	5,921

Total convertible preferred stock	26,933	26,933

Stockholders’ equity
Common stock, $.0001 par value - authorized, 350,000,000 shares; issued and outstanding, 50,150,156 and 49,735,729 shares as of December 31, 2013 and 2012, respectively	5	5
Additional paid-in capital	1,619	1,432
Accumulated other comprehensive loss	(95)	(57)
Accumulated deficit	(12,046)	(15,656)

Total stockholders’ equity	(10,517)	(14,276)
Total liabilities, convertible preferred stock and stockholders’ equity	$30,993	$26,566

The accompanying notes are an integral part of these consolidated financial statements.

WaveMarket, Inc.

Consolidated Statements of Comprehensive Income

(in thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue	$27,357	$25,819
Costs and expenses
Cost of revenue (exclusive of amortization and depreciation)	2,659	1,659
Sales and marketing (exclusive of amortization and depreciation)	2,104	3,150
Product development (exclusive of amortization and depreciation)	9,701	12,139
General and administrative (exclusive of amortization and depreciation)	4,308	2,910
Amortization and depreciation	3,136	1,161

Totals costs and expenses	21,908	21,019

Income from operations	5,449	4,800
Interest expense	(1,010)	(1,006)
Other income (loss)	70	(472)

Income before provision for income taxes	4,509	3,322
Provision for income taxes	899	1,096

Net Income	$3,610	$2,226

Unrealized currency translation loss	(38)	(9)

Total comprehensive income	$3,572	$2,217

The accompanying notes are an integral part of these consolidated financial statements.

WaveMarket, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity

(in thousands)

	Series A Convertible Preferred		Series B Convertible Preferred		Series B-1 Convertible Preferred				Additional	Accumulated Other
	Stock		Stock		Stock		Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount ($)	Shares	Amount ($)	Shares	Amount ($)	Shares	Amount ($)	Capital	Loss	Deficit	Equity
Balance - December 31, 2011	111,516,762	$11,094	94,772,726	$10,356	45,454,547	$5,985	27,120,415	$3	$1,044	$(48)	$(7,382)	$(6,384)

Exercise of stock options for non-recourse promissory note							33,192,125	3	121			121
Cancellation of unvested restricted shares							(2,896,876)					—
Stock-based compensation									206			206
Retirement of repurchased shares	(2,384,312)	(239)	(1,811,797)	(199)	(482,254)	(64)	(8,187,132)	(1)			(10,500)	(10,501)
Issuance of common stock - option exercises							507,187		30			30
Vesting of early-exercised options									31			31
Unrealized foreign exchange loss										(9)		(9)
Net Income											2,226	2,226

Balance - December 31, 2012	109,132,450	$10,855	92,960,929	$10,157	44,972,293	$5,921	49,735,729	$5	$1,432	$(57)	$(15,656)	$(14,276)

Stock-based compensation									179			179
Issuance of common stock - option exercises							344,427		24			24
Early-exercised options							70,000
Adjustment for unvested early-exercised net
of vesting of early-exercised options									(16)			(16)
Unrealized foreign exchange loss										(38)		(38)
Net Income											3,610	3,610

Balance - December 31, 2013	109,132,450	$10,855	92,960,929	$10,157	44,972,293	$5,921	50,150,156	$5	$1,619	$(95)	$(12,046)	$(10,517)

The accompanying notes are an integral part of these consolidated financial statements.

WaveMarket, Inc.

Consolidated Statement of Cash Flows

(in thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Operating activities
Net income	3,610	2,226
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	3,136	1,161
Stock based compensation	139	198
Preferred warrant	(170)	408
Change in deferred tax assets	820	1,123
Changes in operating assets & liabilities
Accounts receivable	(1,565)	(403)
Prepaid expenses and other assets	(259)	(179)
Accounts payable	13	143
Deferred revenue	542	(501)
Accrued liabilities and other current liabilities	(258)	776
Long-term deferred tax assets	0	(87)
Other long-term liabilities	1	486

Net cash provided by operating activities	6,009	5,351

Investing activities
Purchase of property, equipment, and software	(672)	(1,171)
Capitalization of internally developed software	(5,981)	(1,734)

Net cash used in investing activities	(6,653)	(2,905)

Financing activities
Proceeds from employee purchases of options	24	186
Proceeds from long-term borrowings	0	10,000
Principal payments on long-term borrowings and capital leases	(357)	(77)
Repurchase of preferred stock	0	(10,982)
Repurchase of common stock	0	(18)

Net cash provided by (used in) financing activities	(333)	(891)

Net increase (decrease) in cash and cash equivalents	(977)	1,555

Cash and cash equivalents
Beginning of year	16,471	14,916

End of year	$15,494	$16,471

Supplemental disclosure of other cash flow information:
Interest paid	1,010	805
Cash paid for income taxes	383	33
Noncash activities
Issuance of debt discount due to warrant valuation	0	(449)

The accompanying notes are an integral part of these consolidated financial statements.

WaveMarket, Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

1.	Organization and Description of Business

WaveMarket, Inc. (“WaveMarket” or the “Company”), a Delaware corporation, was formed in July 2000. WaveMarket is a software-as-a-service (SaaS) provider of location-based applications and platforms to wireless carriers. The Company headquarters is located in Emeryville, California. In addition to its U.S. operations, the Company has subsidiaries in India and Spain.

2.	Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from management’s estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries is the local currency. Foreign-currency-denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars at the end-of-period exchange rates. Revenues and expenses are translated at average exchange rates in effect during each period. Realized gains or losses from foreign currency transactions are included as a component of other income (loss)—net in the consolidated statement of comprehensive income.

Revenue Recognition

The Company generates revenue primarily from its hosted software solutions and follows the provisions of ASC 605. Revenue is derived primarily through revenue sharing agreements. The Company has evaluated principal vs agent considerations in accordance with ASC 605-45 and determined that it is appropriate to record revenue on a net basis. The Company delivers its products through wireless carriers and receives a fee per active user. Key indicators that the Company evaluates include:

•	the terms and conditions of the Company’s contracts with the wireless carriers;

•	the party responsible for billing and collecting fees from the end-users, including the resolution of billing disputes;

•	whether the Company determines the amount of the fixed fee for each user;

•	the party that carries the credit risk and provides customer support; and

•	the party responsible for the fulfillment of the services and that determines the specifications.

The Company recognizes revenue when all of the following conditions are met: there is persuasive evidence of an arrangement, service has been provided to the customer, collection of the fees is reasonably assured, and the amount of fees to be paid by the customer is fixed or determinable. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over the requisite service period.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with major financial institutions, which management assesses to be of high credit quality in order to limit exposure of each investment. The majority of the Company’s cash has been invested in money market funds.

Two customers accounted for 53% and 34% of the Company’s total net revenue during the year ended December 31, 2013. Two customers accounted for 41% and 29% of the Company’s total accounts receivable at December 31, 2013. Two customers accounted for 52% and 42% of the Company’s total net revenue during the year ended December 31, 2012. Two customers accounted for 60% and 23% of the Company’s total accounts receivable at December 31, 2012. The Company currently does not maintain an allowance for doubtful accounts receivable balances given immaterial historical loss patterns.

Cash and Cash Equivalents

Cash equivalents are short-term investments with original maturities of three months or less. At December 31, 2013 and December 31, 2012, cash and cash equivalents primarily consisted of amounts held in interest-bearing money market accounts that were readily convertible to cash. The fair value of cash and cash equivalents approximates their carrying value. The Company places its cash equivalents with high credit-quality financial institutions. Amounts deposited with the financial institutions may exceed FDIC insured limits.

Accounts Receivable

Accounts receivable are reported at net realizable value and represent the amounts that are invoiced to customers with contractual obligations where a signed and executed contract exists. Amounts are charged to allowance for doubtful accounts as they are deemed uncollectible, based upon a periodic review. The Company performs ongoing credit evaluations of customers’ financial condition and periodically evaluates its outstanding accounts receivable and establishes an allowance for doubtful accounts based on its historical experience, the current aging and circumstances of accounts receivable and general industry and economic conditions. Accounts receivable are written off by the Company when it has been determined that all available collection avenues have been exhausted. Historically, actual write-offs for uncollectible accounts have not significantly differed from the Company’s estimates. If circumstances change, higher than expected bad debts may result in future write-offs that are greater than the Company’s estimates. The Company had no allowance for doubtful accounts as of December 31, 2013 or 2012.

Fair Value of Financial Instruments

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value according to a hierarchy. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3	Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The carrying amounts of accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities.

Property, Equipment, and Software

Property, equipment, and software are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the shorter of the lease term or expected useful life of the improvements. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected as operating expenses in the consolidated statement of operations.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of the acquired enterprise over the fair value of identifiable assets acquired and liabilities assumed. The Company applies Accounting Standards Codification (“ASC”) 350, “Intangibles—Goodwill and Other”, and performs an annual goodwill impairment test during the fourth quarter of the Company’s fiscal year and more frequently if an event or circumstance indicates that an impairment may have occurred.

For the purposes of impairment testing, the Company has determined that it has one reporting unit. An annual impairment test of goodwill is required pursuant to ASC 350-20-35. The Company initially conducts an assessment of qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, it then conducts, a two-step quantitative test for impairment of goodwill. The Company first compares the fair value of its reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is not considered impaired and no further analysis is required. If the carrying value of the net assets exceeds the fair value of the reporting unit, then the second step of the impairment test must be performed in order to determine the implied fair value of the goodwill. The identification and measurement of goodwill impairment involves the estimation of the fair value of the Company. The estimate of fair value of the Company, based on the best information available as of the date of the assessment, is subjective and requires judgment, including management assumptions about expected future revenue forecasts and discount rates. No impairment to the carrying value of goodwill was identified to date by the Company during the years ended December 31, 2013 or 2012.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment”, that permits entities to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This new guidance was adopted by the Company on January 1, 2012 on a prospective basis. The Company’s adoption of this authoritative guidance did not materially impact its financial statements.

The Company amortizes its acquired patent assets over their expected useful lives using the straight-line method, which the Company determined to be 17 years. As of December 31, 2013, the gross carrying value of these assets was $330,000 and the related amortization expense during 2013 was $25,000. As of December 31, 2012, the gross carrying value of these assets was $330,000 and the related amortization expense was $22,000.

Software Development Costs

Costs related to internal-use software are accounted for in accordance with Accounting Standards Codification (the “Codification” or ASC) 350-40, Internal-Use Software. Such software is primarily related to the Company’s website, including support systems. In accordance with ASC 350-40, the Company capitalizes its costs to develop internal-use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates two to three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and expensed over the estimated useful life of the upgrade.

The Company capitalized $6,021,000 in internal-use software costs during 2013 and $1,742,000 in internal-use software costs during 2012, which were included in property, equipment, and software in the consolidated balance sheets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company did not experience any factors that indicated that an impairment review of its long-lived assets was required.

Advertising Costs

Advertising costs are expensed when incurred and are included in sales and marketing expense in the accompanying consolidated statement of operations. The Company incurred $139,000 and $169,000 of advertising costs during the years ended December 31, 2013 and 2012, respectively.

Research and Development

Research and development (R&D) costs are charged to expense as incurred. The major components of research and development costs include salaries and employee benefits, costs of consulting, stock-based compensation expense, and allocations of various overhead and occupancy costs.

Share-Based Compensation

The Company recognizes share-based payments in accordance with ASC 718, Compensation—Stock Compensation, which requires the measurement for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair values at the date of grant and recognition of compensation expense over the requisite service period. The Company accounts for stock-based nonemployee compensation arrangements using the fair value recognition provisions of ASC 505-50, Equity-Based Payments to Non-Employees based on the fair value of the award on the date on which the service is complete. The fair value of share-based payments is estimated using the Black-Scholes option valuation model. This valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the fair value of common stock, the expected term (weighted average period of time that the share-based payments granted are expected to be outstanding), the volatility of the Company’s common stock, an assumed risk free interest rate and the estimated forfeitures of unvested share-based payments.

The absence of an active market for the Company’s common stock also requires the Company’s board of directors, the members of which the Company believes have extensive business, finance and venture capital experience, to determine the fair value of its common stock for purposes of granting options and for calculating stock-based compensation expense for the periods presented. The Company obtained contemporaneous third-party valuations to assist the board of directors in determining fair market value. These contemporaneous third party valuations used the methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of the Company’s stock underlying those options on their respective dates of grant.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option-pricing model is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. For all stock options granted to date, the Company calculated the expected term using the simplified method. The Company has limited information on its past volatility and has a limited operating history. Therefore, it has estimated the volatility data based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, the Company considered the industry, stage of development, size and financial leverage of potential comparable companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award. Because stock-based compensation expense is based on awards ultimately expected to vest, it reflects estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Previously recognized expense is reversed for the portion of awards forfeited prior to vesting.

Revision of Previously-Issued Financial Statements

In 2014, the Company identified errors which impacted accounts receivable, revenues, deferred revenues, deferred income taxes and the income tax provision recognized in prior years. These errors arose from failure to appropriately apply cash receipts to the proper invoices resulting in an overstatement of revenues for the year ended December 31, 2012. The errors impacted prior reporting periods, starting prior to the year ended December 31, 2010. While these errors were not material to the previously issued annual consolidated financial statements in any prior period, the Company concluded that correcting the cumulative errors and related tax effects, which amounted to $629,000 for fiscal year 2013 would be material to the results of operations for the fiscal year then ended, if recorded in the year ended December 31, 2013.

In 2014, prior to the initial issuance of the 2013 financial statements, the Company identified errors which impacted accounts receivable, revenues, deferred revenues, deferred income taxes and the income tax provision recognized in prior years. These errors arose from failure to appropriately apply cash receipts to the proper invoices resulting in an overstatement of revenues for the year ended December 31, 2012. The errors impacted prior reporting periods, starting prior to the year ended December 31, 2010. The adjustments related to fiscal years prior to 2012 were reflected as a reduction to the opening accumulated deficit for 2012 of $475,000.

The Company evaluated the impact of the errors on the prior periods under the guidance of ASC 250-10 and concluded that they were not material to any prior annual period impacted but would be material to correct in 2013. Therefore, the Company decided to revise its previously issued consolidated financial statements to reflect the impact of the correction of these errors within these consolidated financial statements. Accordingly, the Company has revised its consolidated balance sheet, statements of comprehensive income, convertible preferred stock and stockholders’ equity, and cash flow as of and for the year ended December 31, 2012 as presented herein, to correct these errors.

In addition in 2014, subsequent to the initial issuance of the 2013 financial statements the Company also identified errors in the classification of notes payable, leases payable, and other liabilities between short term and long term liabilities as of December 31, 2013. These errors were not considered material to the 2013 annual consolidated financial statements but have also been corrected.

	2012		2012
(in thousands)	As Reported	Adjustments	As Revised
Assets
Current assets
Accounts receivable	4,356	(945)	3,411
Deferred income tax, current	521	(2)	519
Deferred income tax, non-current	1,299	333	1,632
Total assets	27,180	(614)	26,566
Liabilities, convertible preferred stock and stockholders’ equity
Stockholders equity
Accumulated deficit	(15,042)	(614)	(15,656)
Total stockholders’ equity	(13,662)	(614)	(14,276)
Total liabilities, convertible preferred stock and stockholders’ equity	27,180	(614)	26,566
Revenue	26,043	(224)	25,819
Income from operations	5,024	(224)	4,800
Income before provision for income taxes	3,546	(224)	3,322
Provision for income taxes	1,185	(89)	1,096
Net Income impact	2,365	(139)	2,226
Total comprehensive income	2,352	(139)	2,217

	2013		2013
(in thousands)	As Reported	Adjustments	As Revised
Liabilities, convertible preferred stock and stockholders’ equity
Current liabilities
Notes payable, current portion	—	2,640	2,640
Leases payable, current portion	—	497	497
Total current liabilities	2,759	3,137	5,896
Non-current liabilities
Notes payable	9,808	(2,640)	7,168
Other long-term liabilities	1,096	(497)	599
Total Liabilities	14,577	(3,137)	14,577
Total liabilities, convertible preferred stock and stockholders’ equity	30,993	—	30,993

Comprehensive Loss

The Company applies ASC 220, Comprehensive Income, which requires that all items that are recognized under accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. The items of other comprehensive income that are typically required to be displayed are foreign currency translation adjustments, pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. There were foreign exchange losses of $38,000 and $9,000 during 2013 and 2012, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefit of which future realization is uncertain.

The Company periodically assesses its uncertain tax positions and recognizes tax benefits if they are more likely than not to be upheld upon review by the appropriate taxing authority. The Company measures the tax benefit by determining the maximum amount that has a greater than 50% likelihood of ultimately being realized. The Company reverses previously accrued liabilities for uncertain tax positions when audits are concluded, statutes expire, and administrative practices dictate that a liability is no longer warranted, or in other circumstances as deemed necessary. Upon implementation of the standard, the Company did not identify any increase or decrease in its liability for unrecognized tax benefits.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02—Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income to improve the reporting of reclassifications out of accumulated other comprehensive income. This update requires the effect of significant reclassifications out of accumulated other comprehensive income be shown by component only if the amount reclassified is required to be reclassified in its entirety to net income under U.S. GAAP. If the reclassification to net income in its entirety is not required under U.S. GAAP, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This update will be effective for fiscal periods beginning after December 15, 2013. The Company does not expect a material impact on its financial statements.

In October 2012, the FASB issued ASU No. 2012-04—Technical Corrections and Improvements: The amendments in this ASU cover a wide range of topics in the ASC. These amendments include technical corrections and improvements to the ASC and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2013. The Company does not expect a material impact on its financial statements.

In July 2012, the FASB issued ASU No. 2012-02—Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-lived Intangible Assets for Impairment. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of the indefinite-lived asset is impaired. This assessment is then used as a basis for determining whether it is necessary to perform a specific calculation of the fair value of the indefinite-lived intangible asset. This new guidance was effective for fiscal years beginning after September 15, 2012. The adoption of this guidance did not have a material impact on its consolidated financial statements.

Related-Party Transactions

In March 2011, the Company issued certain employees promissory notes to enable them to exercise stock options, the amount of which totaled $1,406,000. The notes bear interest at 0.55%, compounded annually, on the unpaid balance with interest payable on each anniversary of the date granted. Management considers these notes nonrecourse notes as the Company does not intend to seek repayment beyond the shares issued. Because the consideration consists of a nonrecourse note, the underlying awards continue to be accounted for as unexercised stock options until the notes are repaid. At both December 31, 2013 and 2012, $1,123,000 in employee promissory notes and 28,042,135 related shares were outstanding. In 2012, $124,000 was repaid resulting in the exercise of 2,253,126 shares and $159,000 was cancelled along with the respective 2,896,876 shares.

In March 2011, the Company loaned cash to an employee in exchange for an unsecured promissory note in the amount of $159,000. The note bears interest at 0.55% per annum, compounded annually, on the unpaid balance with interest payable on each anniversary of the date granted. The note is included in other assets in the accompanying consolidated balance sheets.

The Company transacted share repurchases with related parties in 2012. A discussion of this is available in Note 8.

3.	Property, Equipment, and Software

Property, equipment, and software consist of the following:

(in thousands)	December 31, 2013	December 31, 2012
Computer and office equipment (useful life of five years)	$991	$1,160
Leased equipment	1,215	381
Software, capitalized website, and internal-use software development costs (useful life of two to three years)	10,762	4,766
Furniture and fixtures (useful life of ten years)	306	238
Leasehold improvements	652	651

Total property, equipment, and software	13,926	7,196
Less accumulated amortization and depreciation	(6,188)	(3,922)

Net property, equipment, and software	$7,738	$3,274

Amortization and depreciation expense on property, equipment and software for the year ended December 31, 2013 was $3,112,000. Including patent amortization, total amortization and depreciation was $3,136,000. Amortization and depreciation expense on property, equipment and software for the year ended December 31, 2012 was $1,139,000. Including patent amortization, total amortization and depreciation was $1,161,000.

4.	Fair Value Measurements

The following table presents the Company’s fair value hierarchy for its assets and liabilities measured at fair value on a recurring basis:

(in thousands)	December 31, 2013	December 31, 2012
Assets
Level 2—money market funds	$11,099	$11,095

Liabilities
Level 3—liability classified warrants	$536	$706

Total assets and liabilities measured at fair value	$11,635	$11,801

The warrants, which are discussed further in Note 7, are valued using the Black-Scholes method, which requires the Company to make assumptions and judgments about the variables used in the calculation, including for 2013 and 2012 the expected term (8 years and 10 years, respectively), the volatility of the Company’s common stock (50% and 60%, respectively), dividend yield (0%) and the risk-free interest rate (2.78% and 1.84%, respectively).

The changes in the fair value of the liability classified warrants are summarized below (in thousands):

Balance at December 31, 2011	$—
Issuance of liability classified warrants	449
Remeasurement of liability classified warrants	257

Balance at December 31, 2012	$706

Remeasurement of liability classified warrants	(170)

Balance at December 31, 2013	$536

5.	Intangible Assets and Goodwill

The Company’s intangible assets consist of acquired defensive patents that amortize over its legal life. The following table presents details of the Company’s intangible assets:

(in thousands)	December 31, 2013	December 31, 2012
Patents	$330	$330
Patents—accumulated amortization	$(47)	$(22)

Net patents	$283	$308

The goodwill balance at the end of 2013 and 2012 was $472,000. No goodwill impairment was recognized through December 31, 2013.

6.	Accrued Liabilities

Accrued liabilities consisted of the following:

(in thousands)	December 31, 2013	December 31, 2012
Accrued vacation	$678	$550
Accrued legal costs	88	480
Other accrued expenses	584	578

Total accrued liabilities	$1,350	$1,608

7.	Commitments and Contingencies

Office Facility Lease

The Company leases its office facilities under an operating lease agreement that expires in 2016. The terms of the lease agreement provide for rental payments on a graduated basis. The Company recognizes rent expense on a straight-line basis over the lease period.

Aggregate Future Lease Commitments

The Company’s future minimum payments under noncancelable leases having initial terms in excess of one year as of December 31, 2013, are as follows:

(in thousands)	Operating Leases	Capitalized Leases
Years Ending December 31
2014	$738	$515
2015	759	282
2016	649	—

Total minimum lease payments	$2,146	$797

Rent expense, principally for leased office space under operating lease commitments, was $803,000 for the year ended December 31, 2013, and $656,000 for the year ended December 31, 2012.

The imputed interest rates on capitalized leases range between 3.54% and 4.95%. The net lease commitment is $797,000 consisting of $515,000 current portion and $282,000 non-current portion.

Term Loan

On February 17, 2012 the Board of Directors authorized the Company to secure $10,000,000 in a term loan with Hercules Technology Growth Corporation. The Company pays an interest rate of 9.5% over the 42 month period, with the first 12 months of the payments being interest only. In addition, the Company provided 1,083,779 in Series B-1 Preferred Stock Warrants. The share exercise price of the Warrants are equal to the lower of the price per share of a $200 million fully diluted valuation or a 25% discount to the price per share of the next round of financing. A change in control results in the loan becoming immediately due and payable, including any accrued interest and early repayment penalties. Early repayment penalties are also due if the Company elects to repay the loan prior to the due dates of the principal.

Transaction and debt issuance costs of $244,000 were booked, and are being recognized over the life of the related loan using the effective interest rate method. In connection with the loan a Preferred Stock Warrant was issued. The Preferred Warrant Liability was $449,000 at the date of issuance, and is remeasured at each reporting date. At December 31, 2013 and 2012, the valuation of the warrants was $536,000 and $706,000, respectively.

Note Payable

(in thousands)	December 31, 2013
Note payable
Interest rate	9.5%
Scheduled principal payments
2014	$2,756
2015	3,992
2016	3,252

Total principal payments	$10,000

In March of 2014, the Company exercised its right to extend the repayment period of its $10 million note payable with Hercules Technology Growth Capital for the purpose of extending the interest-only period by one year. The resulting repayment schedule begins in April 2014 and ends in September 2016.

Legal Proceedings

The Company may from time to time become a party to various legal proceedings arising in the ordinary course of business.

In May 2012 and January 2013, the Company reached two tentative agreements to settle intellectual property (IP) infringement claims with two IP licensing companies that alleged that the Company’s technology infringed upon the IP licensing Company’s patents. The settlement with the IP licensing companies allows the Company to continue to use its own internally developed technology. The Company settled these infringement claims for $470,000 on May 7, 2012, and for $475,000 on January 17, 2013, respectively. The $470,000 was accrued and recorded in general and administrative expense in 2011. The $475,000 was accrued and was recorded in general and administrative expense in the consolidated financial statements as of the year ended December 31, 2012.

On January 11, 2013, Callwave Communications, LLC, filed a lawsuit against ATT Mobility, T-Mobile and Sprint and its “locator” service, which is based on the Company’s Locator product line. Since the Company’s agreement with these customers requires the Company to indemnify them for certain infringements, the Company agreed to take over the defense of this lawsuit. The Company does not believe that our service infringe on Callwave Communications, LLC, patents, although this case is not yet resolved.

During 2013, the Company was released from the Remote Locator Systems, LLC patent infringement case due to a licensing membership through a third party that acquired the patents.

In September 2013, the Company filed a lawsuit against a former employee for trade secret violations. All legal expenses associated with this case have been accrued as incurred, but no settlement has been reached.

8.	Convertible Preferred Stock and Stockholders’ Equity

Between July 2000 and October 2006, the Company authorized and issued 111,516,762 shares of Series A convertible preferred stock at $0.100304885 per share. The Company received gross proceeds of $11,185,676 and incurred approximately $92,000 in issuance costs. Between August 2004 and February 2005, the Company authorized 95,318,182 shares and issued 94,772,726 shares of Series B convertible preferred stock at $0.11 per share. The Company received gross proceeds of $10,425,000 and incurred approximately $69,000 in issuance costs. In September 2007, the Company authorized 49,000,000 and issued 45,454,547 shares of Series B-1 convertible preferred stock at $0.132 per share. The Company received gross proceeds of $6,000,000 and incurred approximately $15,000 in issuance costs. The issuance costs for Series A, B, and B-1 preferred stock were recorded as a reduction of the carrying value of the respective class of preferred stock. The Company used the proceeds for general corporate purposes.

The rights, preferences, and privileges of the holders of Series A, B, and B-1 convertible preferred stock (collectively, “preferred stock”) are as follows:

Dividends — The holders of the Series A, B, and B-1 preferred stock are entitled to receive, if and when, and as declared by the Board of Directors, cash dividends at the rate of $0.0090274, $0.0088, and $0.0106 per share per annum, respectively (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares). Such dividends are non-cumulative. As long as any shares of preferred stock are outstanding, no dividends can be declared or paid to common stockholders without the consent of a majority of holders of preferred stock. In the event of consent by a majority of preferred stockholders, preferred stockholders shall participate equally with common stockholders in any dividends declared. As of December 31, 2013, no dividends were declared or paid on the preferred stock.

Liquidation Preference — In the event of any liquidation, change of control, dissolution, or winding-up of the Company, the holders of Series B-1 preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company, $0.022 for each outstanding share of Series B-1 preferred stock. Upon completion of the required preferred Series B-1 distribution, preferred stock shall be entitled to receive any declared and unpaid dividends, plus distribution preferences as follows: Series B receives distributions at $0.11 per share, Series B-1 receives distributions at $0.11 per share, and Series A receives distributions at $0.10 per share. After full payment of the liquidation preference, the remaining assets of the Company legally available for distribution shall be distributed equally among the common stockholders on a pro rata basis.

Voting — The holders of Series A, B, and B-1 preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible, subject to certain limitations.

Conversion — Each share of any series preferred stock shall be convertible, at the option of the holder, into a fully paid and nonassessable share of common stock, subject to certain adjustments. Each share of any series preferred stock shall automatically be converted into shares of common stock upon (i) the completion by the Company of a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, with aggregate net proceeds, which are not less than $30,000,000 in the aggregate (before deducting underwriting discounts, commissions, or expenses) and in which the valuation of the Company prior to the consummation of the offering (such valuation to be determined by the public offering price per share by the number of shares of common stock outstanding, assuming the conversion, exercise, and exchange of all convertible, exercisable, or exchangeable securities) is no less than $250 million or (ii) the date specified by written consent of agreement of the holders of at least 70% of the then-outstanding shares of preferred stock.

Redemption — The Series A, B, and B-1 preferred stock are not redeemable.

Secondary Offering

On May 10, 2012 the Company through a secondary offering purchased and retired 12,865,497 shares in common and preferred stock at a total value of $11,000,000 from management and Series A and Series B shareholders. Related to this, some options were exercised, and some non-recourse notes were issued. Please see the discussion of related-party transactions in Note 2.

Common Stock

At December 31, 2013 and December 31, 2012, 350,000,000 shares and 350,000,000 shares of common stock were authorized, respectively. 50,150,156 shares and 49,735,729 shares were issued and outstanding, respectively. Holders of common stock are entitled to dividends if and when declared by the Board of Directors.

Common Stock Subject to Repurchase

Certain common stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company at the lower of the original exercise or the then-current fair market value, in the event of voluntary or involuntary termination of employment of the stockholder. As of December 31, 2013 and 2012, there were 266,426 and 702,676 shares of common stock, respectively, that had been early exercised, had not vested and were subject to repurchase. The proceeds related to unvested common stock are recorded as liabilities until the stock vests, at which point they are transferred to equity.

In addition, as of December 31, 2013 and 2012, 522,625 and 862,125 shares, respectively, of common stock had been early exercised through non-recourse notes, had not vested and were subject to repurchase. Because the consideration for exercise comprised a non-recourse note, no liability is recorded.

Shares issued in the early exercise of options are legally issued and outstanding and are included in issued and outstanding shares.

Common Stock Reserved for Future Issuance

The Company has reserved shares of common stock for future issuances as of December 31, 2013, in connection with the following:

	2013	2012
Series-A convertible preferred stock	109,132,450	109,132,450
Series-B convertible preferred stock	92,960,929	92,960,929
Series-B1 convertible preferred stock	44,972,293	44,972,293
Common stock	50,150,156	49,735,729
Stock Option Plan:
Options outstanding	47,415,934	47,801,809
Options available for future grants	6,004,109	6,032,661

Total	300,485,715	300,900,142

Stock Option Plan

Under the 2001 incentive stock option plan (the “Plan”), 6,004,109 shares of common stock are reserved for the issuance of incentive stock options (ISOs) or nonstatutory stock options (NSOs) to eligible participants as of December 31, 2013. The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. Options granted to date generally vest over a four-year period from the date of grant at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Options granted generally are exercisable up to 10 years. Option holders are allowed to exercise unvested options to acquire restricted shares. Common shares purchased under the Plan are subject to certain restrictions, including the right of first refusal by the Company for sale or transfer of these shares to outside parties. The Company’s right of first refusal terminates upon completion of an initial public offering of common stock.

A summary of the Company’s stock option activity for the years ended December 31, 2013 and 2012 is as follows:

	Options Outstanding		Remaining
	Number of	Weighted-average	Contractual
	Shares	Exercise Price	Term (In Years)
Outstanding—January 1, 2012	23,331,027		6.25
Granted	382,000	0.51
Exercised	(507,187)	0.06
Cancelled or Expired	(3,828,437)	0.06

Outstanding—December 31, 2012	19,377,403	0.08	7.69
Granted	459,000	0.87
Exercised	(414,427)	0.07
Cancelled or Expired	(399,823)	0.11

Outstanding—December 31, 2013	19,022,153	0.10	6.73

Options vested and expected to vestas of December 31, 2013	18,451,488	0.10	6.73

Options vested and exercisableas of December 31, 2013	13,221,547	0.07	6.28

Early-exercised options that have vested during the year are included in the exercised amounts in the table above.

In March 2011, the Company issued certain employees promissory notes to enable them to exercise stock options, the amount of which totaled $1,406,000. The notes bear interest at 0.55%, compounded annually, on the unpaid balance with interest payable on each anniversary of the date granted. Management considers these notes nonrecourse notes as the Company does not intend to seek repayment beyond the shares issued. Because the consideration consists of a nonrecourse note, the underlying awards continue to be accounted for as unexercised stock options until the notes are repaid. At both December 31, 2013 and 2012, $1,123,000 was outstanding and 28,042,135 related shares were outstanding. In 2012, $124,000 was repaid and $159,000 was cancelled. At December 31, 2013 and 2012, 522,625 and 862,125 shares were unvested and subject to repurchase.

As of December 31, 2013 and 2012, total unrecognized stock-based compensation costs, adjusted for estimated forfeitures, related to nonvested stock options were $368,000 and $265,000, respectively, which are expected to be recognized over the underlying employee vesting periods, typically four years.

Stock-Based Compensation Expense

The fair value of options granted to employees after January 1, 2006, is estimated on the grant date using the Black-Scholes option-valuation model. This valuation model requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock, a risk-free interest rate, expected dividends, and the estimated forfeitures of unvested stock options. To the extent actual results differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. No compensation cost is recorded for options that do not vest. The Company uses the simplified calculation of expected life described in the SEC Staff Accounting Bulletin (SAB) Topic 14, and volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are based on the Company’s historical experience.

The Company uses the straight-line method for expense attribution. Weighted-average assumptions are as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Weighted average volatility	49%	46%
Expected dividends	0	0
Risk-free interest rate	1.25%	1.02%
Expected terms (in years)	6.03	6.08

The effects of stock-based compensation related to stock-based awards to employees and nonemployees in the Company’s consolidated statement of operations were as follows:

(in thousands)	Year Ended	Year Ended
	December 31,	December 31,
Stock-based compensation effects on income before taxes	2013	2012
Cost of revenue	$4	$1
Product development	42	71
Sales and marketing	20	50
General and administrative	73	76

Stock-based compensation capitalized as a component of capitalized internally developed software	40	8

Total stock-based compensation expense	$179	$206

9.	Income Taxes

Significant items related to income taxes were as follows:

(in thousands)	Year Ended	Year Ended
Provision for income taxes	December 31, 2013	December 31, 2012
Current
Federal	$—	$—
State	2	1
Foreign	73	79

Total current	$75	$80

Deferred
Federal	$824	$999
State	—	—
Foreign	—	17

Total deferred	$824	$1,016

Provision for income taxes	$899	$1,096

(in thousands)	Year Ended	Year Ended
	December 31,	December 31,
Deferred tax assets	2013	2012
Net operating loss	$2,225	$2,260
Tax credit carryovers	2,878	1,932
Fixed assets and intangibles	(538)	(303)
Non-deductible accrued expense	395	532
Capitalized development costs	(1,804)	(646)
Other	(91)	(102)

Total deferred tax assets	$3,065	$3,673

Less: valuation allowance	(1,734)	(1,522)

Deferred tax assets, net of valuation allowance	$1,331	$2,151

The following is a reconciliation of the statutory federal income tax to the Company’s effective tax:

(in thousands)	Year Ended December 31, 2013	Year Ended December 31, 2012
Tax at statutory federal rate	$1,534	$1,217
State tax—net of federal benefit	246	25
Permanent differences and other	71	225
Foreign income not taxed at Federal rate	(7)	(3)
Research & development credit	(699)	—
Change in valuation allowance	(212)	(368)
Other	(34)	—

	$899	$1,096

The R&D credits for the year ended December 31, 2013 comprised of credits of $320,000 as of December 31, 2013 and $379,000 as of December 31, 2012 which were recorded on January 1, 2013 on reenactment of the federal R&D credit.

Net operating loss carryforwards of approximately $3,086,000 for federal income tax purposes were available as of December 31, 2013, to be applied against future federal taxable income. The net operating loss carryforwards will expire at various dates beginning in 2027 if not utilized. Net operating loss carryforwards of approximately $20,157,000 for California were available as of December 31, 2013, which will begin to expire at various dates beginning in 2014 if not utilized. As of December 31, 2013, the Company had federal R&D credits of approximately $3,061,000, and also had state R&D credits of approximately $1,611,000. The federal credit carryforwards expire beginning in 2020 and the state R&D tax credits are carried forward indefinitely.

Net operating loss carryforwards of approximately $3,176,000 for federal income tax purposes were available as of December 31, 2012, to be applied against future federal taxable income. The net operating loss carryforwards will expire at various dates beginning in 2027 if not utilized. Net operating loss carryforwards of approximately $20,244,000 for California were available as of December 31, 2012, which will begin to expire at various dates beginning in 2013 if not utilized. As of December 31, 2012, the Company had federal R&D credits of approximately $2,635,000, and also had state R&D credits of approximately $1,162,000. The federal credit carryforwards expire beginning in 2020 and the state R&D tax credits are carried forward indefinitely.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code (IRS) of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating losses and credits before utilization. In 2010, the Company performed an IRC Section 382 analysis, the results of which led management to believe that there was a limitation on the Company’s ability to utilize net operating loss and tax credit carryforwards in future periods. As a result, the Company determined that $1.2 million of net operating loss carryforwards would be limited permanently.

As of December 31, 2013 and December 31, 2012, the Company’s total amount of unrecognized tax benefit was approximately $1,133,000 and $801,000, respectively. If recognized, this would impact the effective tax rate. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2013 and 2012, the Company had $2,000 and $2,000 of accrued interest and penalties related to uncertain tax matters, respectively.

The Company files income tax returns in the U.S. federal, California, and various foreign jurisdictions. All tax years are open and may be subject to potential examination in one or more jurisdictions. The Company is not currently under federal or state income tax examination.

10.	Subsequent Events

The Company has evaluated the effects of subsequent events on its consolidated financial statements through July 18, 2014, which is the date the consolidated financial statements were available to be issued.

In March of 2014, the Company exercised its right to extend the repayment period of its $10 million note payable with Hercules Technology Growth Capital for the purpose of extending the interest-only period by one year. The resulting repayment schedule begins in April 2014 and ends in September 2016.

In April of 2014, the Company’s board approved a Restricted Stock Unit (RSU) Plan, under which employees, directors, and other service providers could be offered ownership interest in the Company. 12,503,765 shares were reserved for this purpose. 12,475,000 RSU’s were subsequently granted. The RSU’s have both time elements and change of ownership elements that are required for vesting.

In July 2014, the Company authorized and issued 10,000 shares of Class B common stock, of which 6,000 shares were designated as class B-1 and 4,000 shares were designated as class B-2 to certain employees of the Company. Class B-1 and B-2 shares have certain put and call rights after certain set dates upon a change in control event in which they can share in a maximum value of $42 million upon the achievement of certain revenue targets in years 2014 and 2015. Should no change in control event occur, the Company has a call right upon the anniversary of the issuance of the Class B common stock at a set price of $50.31 and $33.54 per share of Class B-1 and Class B-2, respectively. Holders of Class B common stock have voting rights and participation in dividends with Class A common stock on a pari passu basis when and if declared. Class B common stock is not convertible and have voting rights of one tenth of a vote for each share.

In connection with the issuance of the Class B Common Stock, the Company issued promissory notes to the recipients of the Class B Common Stock. These promissory notes totaling $781,000 were deemed recourse promissory notes and carried an interest rate of 0.31% compounded annually on the anniversary date. The unpaid principal with accrued interest shall become due and payable in whole or in part upon, the earliest of, sale of redemption of the Class B common stock or upon any liquidation event or within 60 days after the debtor’s termination of employment or on December 31, 2016.

11.	Subsequent Events (Unaudited)

Additionally, the Company evaluated subsequent events that occurred through the reissuance of these financial statements on August 6, 2015 for purposes of disclosure of unrecognized subsequent events.

In September 2014, the Company entered a definitive agreement and plan of merger (the “Merger”) with AVG Technologies (“AVG”) whereby AVG agreed to purchase the Company. AVG obtained shareholder approval on October 14, 2014 and the transaction closed on October 15, 2014. Per the terms of the agreement, approximately $140 million in cash was paid to the shareholders of the Company, less an escrow amount of $17.5 million, pro rata share of consideration due to the holders of unvested options and restricted stock units (“RSUs”) and other closing adjustments. In addition, under the terms of the agreement, up to $36 million of additional consideration is subject to certain earnout milestones, primarily based on revenue and is distributable to holders of common stock, RSUs, and stock options. In addition, further consideration of up to $42 million is reserved for potential distribution to holders of Class B common stock subject to the achievement of certain earnout milestones, primarily based on revenue. In connection with the closing of the transaction a retention bonus plan was entered into with certain employees, in which up to $2 million is payable as retention bonuses to certain employees.

In October 2014, on the change in control of the company the loan due to Hercules Technology Growth Capital became due and payable and the outstanding principal, accrued interest and associated early repayment penalties were paid in full.

In October 2014, promissory notes dated March 2011 totaling $1,282,000 from certain employees were repaid in full.

In October 2014, the related party promissory notes from certain employees dated August 2014 totaling $769,000 were repaid in full.

In October 2014, the Company cancelled unvested and outstanding stock options and unvested RSUs as required as a condition of closing the Merger.

In October 2014, Scott Hotes, the Company’s Chief Technical Officer, resigned.

In May 2015, the Company, entered into a settlement and patent license agreement with Callwave Communications, LLC, totaling $1,300,000.